Morse & Morse, PLLC
1400 Old Country Road, Suite 302
Westbury, NY 11590
Tel: 516-487-1446
Fax: 516-487-1452
Email: morgold@aol.com

Paul Fischer, Staff Attorney Division of Corporation Finance                               August 14, 2007
Telephone Number: 202-551-3415
Facsimile Number. 202-7729205
Mail Stop 3720

Re:          Anchor Funding Services, Inc.
Registration Statement on Form 10-SB
Filed on April 30, 2007
File No. 0-52589

Dear Mr. Fischer:

As counsel to the above captioned corporation, the following letter is in response to the Staff’s August 9, 2007 comment letter with respect to Anchor Funding Services, Inc.’s Form 10/A-SB Registration Statement and how we intend to respond to your open comments. We have both electronically filed this response letter and have provided you with hard copy to your mail stop via fax.

1. Comment

We refer to your response to prior comment 5. To help us better understand your arrangements and the related accounting, please provide us with an example (including the amounts representing the funded amount, invoice amount, factor commission, etc.) that provides insight into one of your factoring arrangements. Also provide us with the relevant journal entries recording such amounts.

Response

Please see responses to comments 2 and 3, including the attached Exhibits which provide additional information on our business and related revenue recognition accounting. If after you review our responses to Comments 2 and 3 you need additional information please contact us.

Based on your comments, our research and consultation with outside professionals we are changing our revenue recognition policy in the next amendment. Accordingly, we will be amending our Form 10/A-SB filed on August 3, 2007.

2. Comment

Tell us the how you applied the provisions of SFAS 140 in accounting for your purchase of accounts receivable and the amounts that were maintained in a reserve account. If you believe that SFAS 140 does not apply to you, tell us why and refer to the basis in literature that supports your accounting.

Response

Comment complied with. Please see Exhibit I to this letter.

3. Comment

We note that you record the factor commission as revenue once an invoice is funded. Please note pursuant to paragraph 8 in. of SOP 01-6 that transfers of receivables under factoring arrangements meeting the sale criteria of paragraph 9 of SFAS 140 are accounted for by the factor as purchases of receivables. The acquisition of receivables and accounting for purchase discounts such as factoring commissions should be recognized in accordance with SFAS 91 or AICPA Practice Bulletin No. 6, as applicable. Transfers not meeting the sale criteria in SFAS 140 are accounted for as secured loans (that is, loans collateralized by customer accounts or receivables). Paragraph 15 of SFAS 140 provides additional guidance in those situations. Factoring commissions under these arrangements should be recognized over the period of the loan contract in accordance with SFAS 91. That period begins when the finance company (or an entity with financing activities [including trade receivables]) funds a customer's credit and ends when the customer's account is settled.

Response

Comment complied with. Please see Exhibit II to this letter.

4. Comment

Please refer to prior comment 6. Please expand your disclosure on page F-13 to include the missing information following the two colons. In this regard, please add the table that is referred to in your statement, ""The following table summarizes information about stock options as of January 31, 2007." Also, add the information that should follow your statement, "The financial effect of these option agreements will be recorded in the January 31, 2007 financial statements and is anticipated to be as follows."

Response

Comment complied with. Note 9 to the December 31, 2006 and 2005 financial statements, has been revised appropriately to include the missing information.

5. Comment

We note that your consolidated balance sheet as of March 31, 2007 is labeled as unaudited however, your consolidated balance sheet as of December 31, 2006 is not labeled. Please revise.

Response

Comment complied with. Please see revised December 31, 2006 balance sheet which is labeled audited, where it appears along side the unaudited March 31, 2007 balance sheet.

Very truly yours, MORSE & MORSE, PLLC

By:	/s/ Steven Morse
Steven Morse, Managing Member

Exhibit I

Anchor Funding Services, LLC
Memo re: Accounting Treatment for Invoices Acquired
December 31, 2006

Facts

Anchor Funding Services (“AFS”) is a factor for small to medium size companies located throughout the United States. Each factoring customer must execute AFS’s Factoring and Security Agreement (“Agreement”) before AFS will perform any services for the customer.

The Agreement does not require the customer to send all of its invoices to AFS for purchase. It is the customer’s choice/option to select the invoices they send to AFS. Once AFS receives invoices the customer requests them to purchase, the Agreement does not require AFS to purchase those invoices. The Agreement gives AFS the choice/option to select which invoices presented to them they will purchase.

If AFS does choose to purchase invoices requested by a customer, the Agreement specifies all terms, conditions, rights and responsibilities of AFS and the customer. AFS makes this determination once they are satisfied the invoice is creditworthy. The term of the agreement varies but is usually for one year. AFS’s customer can opt out of the Agreement, with written notice of at least ninety days prior to the Agreement’s expiration date. If not terminated, the Agreement automatically renews on its anniversary date.

If AFS decides to purchase a customer’s invoices, AFS will fund that invoice usually within 1 to 2 days. The payment terms on substantially all purchased invoices require payment within 30 or less days from the invoice date. AFS will typically fund 75% to 85% of the face value of each invoice purchased. The difference between the funded amount and invoice amount (less the transaction fee or commonly known as a “factor commission” (in the Agreement, we call it an “Initial Factoring Fee”)) is maintained in a reserve account. This reserve protects AFS against invoice amounts that may not be collected due to dispute or other reasons. Once AFS collects on the purchased invoice, AFS will usually remit any balances due to the customer within 1-2 days.

The Agreement specifies two primary types of fees - transaction (“Initial Factoring Fee”; factor commission) and time-based (Factoring Fee).

The factor commission (“Initial Factoring Fee”) is computed as a percentage of the invoice amount purchased. The percentage is specified in the Agreement and it varies between customers. The factor commission (“Initial Factoring Fee”) is non-refundable, charged for Anchor’s funding and evaluating the credit of its customers account and is collected when the purchased invoice is funded by AFS.

Time based fees (“Factoring Fees”) are computed as a percentage of the invoice from the date of the funding until AFS collects the purchased invoice. The percentage is specified in the Agreement and it will vary between customers. This fee is collected when AFS remits balances due on purchased invoices to the customer.

If a purchased invoice is unpaid after a specified number of days (usually after 60 or 75 days), under certain conditions, AFS may be able to present the purchased invoice to the customer to purchase it back from AFS. The purchase price equals the amount AFS advanced to the customer, plus any earned Factoring Fees. The Agreement specifies the number of days AFS must hold a purchased invoice before presenting it to a customer to purchase it back. The Agreement does not permit AFS to submit invoices back to the customer, if the account debtor goes out of business usually within 45 to 60 days of AFS’s purchasing the invoice. AFS therefore takes the credit risk of the account debtor becoming insolvent for this period of time.

Question

Should AFS account for the above activity as a purchase of accounts receivable or a secured borrowing with a pledge of collateral?

Research

SFAS 140 Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities is the authorative literature on these issues.

SFAS 140 (paragraph #9) states that a transfer of financial assets (or all or a portion of a financial asset) in which the transferor surrenders control over those financial assets shall be accounted for as a sale to the extent that consideration other than beneficial interests in the transferred assets is received in exchange. The transferor has surrendered control over transferred assets if and only if all of the following conditions are met:

•	The transferred assets have been isolated from the transferor-put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership
•
Each transferee has the right to pledge or exchange the assets it received, and no condition both constrains the transferee from taking advantage of its right to pledge or exchange and provides more than a trivial benefit to the transferor

•
The transferor does not maintain effective control over the transferred assets through either (1) an agreement that both entitles and obligates the transferor to repurchase or redeem them before their maturity or (2) the ability to unilaterally cause the holder to return specific assets, other than through a cleanup call

Analysis

1)	The transferred assets have been isolated from the transferor-put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership

The Agreement clearly specifies all invoices purchased are the property of AFS and AFS files a security interest in all invoices purchased. Management had various outside professionals draft and review the Agreement and is confident the terms in it will hold up if challenged.

Condition - Met

2)
Each transferee has the right to pledge or exchange the assets it received, and no condition both constrains the transferee from taking advantage of its right to pledge or exchange and provides more than a trivial benefit to the transferor.

The Agreement clearly specifies AFS can transfer, sell or pledge any invoices purchased by AFS. Management had various outside professionals draft and review the Agreement and is confident the terms in it will hold up if challenged.

Condition - Met

3)
The transferor does not maintain effective control over the transferred assets through either (1) an agreement that both entitles and obligates the transferor to repurchase or redeem them before their maturity or (2) the ability to unilaterally cause the holder to return specific assets, other than through a cleanup call

The Agreement specifies that the transferor has the obligation to repurchase a factored invoice after a specified number of days. This time frame is not before the maturity of the purchased invoice. In addition, AFS bears the loss if the Account Debtor becomes insolvent for a period of time after it purchases the invoice that is greater than the maturity of the invoice.

The Agreement provides no ability to unilaterally cause the holder to return specific assets.

Condition - Met
Conclusion

AFS meets all conditions above and should account for the acquisition of their customer’s invoices as a purchase. AFS should recognize all assets obtained and any liabilities incurred and initially measure them at fair value.

Exhibit II

Anchor Funding Services, LLC
Memo re: Accounting Treatment Non-Refundable Fees
December 31, 2006

Facts

See Exhibit I for complete facts on AFS and conclusion that Anchor Funding Services, Inc. (AFS) should account for the acquisition of their customer’s invoices as a purchase under SFAS No. 140.

Question

How should AFS account for the non-refundable fee (factoring commission (“Initial Factoring Fee”))?

Research

The appropriate literature on this topic consists of the following:

1) SOP 01-6 Accounting by Certain Entities (Including Entities with Trade Receivables) That Lend to or Finance the Activities of Others

2) AICPA Practice Bulletin No. 6 - Amortization of Discounts on Certain Acquired Loans

3) SFAS 91 Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Lease

Paragraph 8(m) of SOP 01-6 states the following:

m.
Factoring Arrangements. Transfers of receivables under factoring arrangements meeting the sale criteria of paragraph 9 of FASB Statement No. 140 are accounted for by the factor as purchases of receivables. The acquisition of receivables and accounting for purchase discounts such as factoring commissions should be recognized in accordance with FASB Statement No. 91 or AICPA Practice Bulletin No. 6, Amortization of Discounts on Certain Acquired Loans.

Paragraph 13 of AICPA Practice Bulletin No. 6 states the following:

At the time of acquisition, the sum of the acquisition amount of the loan and the discount to be amortized should not exceed the undiscounted future cash collections that are both reasonably estimable and probable. The discount on an acquired loan should be amortized over the period in which the payments are probable of collection only if the amounts and timing of collections, whether characterized as interest or principal, are reasonably estimable and the ultimate collectibility of the acquisition amount of the loan and the discount is probable. If these criteria are not satisfied, the loan should be accounted for using the cost-recovery method.

Paragraph 15 of SFAS No. 91 states the following:

The initial investment in a purchased loan or group of loans shall include the amount paid to the seller plus any fees paid or less any fees received. The initial investment frequently differs from the related loan’s principal amount at the date of purchase. This difference shall be recognized as an adjustment of yield over the life of the loan. All other costs incurred in connection with acquiring purchased loans or committing to purchase loans shall be charged to expense as incurred.

Analysis

Since AFS’s acquisition of receivables is considered a purchase of receivables its factoring commissions need to be accounted for under AICPA Practice Bulletin No. 6 or SFAS No. 91 as appropriate.

AICPA Practice Bulleting No. 6 addresses purchase discounts on acquired loans. These situations occur when an entity acquires loans for a discount and then is entitled to receive the entire loan balance. The difference between the purchase price and full loan amount is the purchase discount. A common characteristic of these transactions is that the seller never receives an amount in excess of the face value of the loans sold.

SFAS No. 91 addresses fees received when loans are purchased. These situations occur when an entity buys loans for a fee. The acquiring entity then continues to receive payments (principal and interest) over the life of the loan. The fee is amortized over the life of the loan. In these transactions, the seller can receive more than the face value of the loans.

Conclusion

AICPA Practice Bulletin No. 6 is more appropriate revenue recognition for AFS’s non-refundable fees. SFAS No. 91 discusses situations where an acquiring entity may pay an amount in excess of the face value of the loaned amounts. This is an activity AFS would never do.

To comply with AICPA Practice Bulleting No. 6, upon purchasing an invoice AFS will determine that the acquisition cost less discount (non-refundable fee) will exceed the undiscounted future cash collections that are reasonably estimable and probable.

AFS does appropriate credit analysis prior to funding an invoice and believes the amounts to be collected will be in excess of their purchase price.

AFS must determine if the non-refundable fee should be amortized over the period in which payments are probable or collection or if the cost-recovery method is must be used.

The non-refundable fee can be amortized over the period in which payments are probable of collection only if:

1)	Amounts to be collected, whether characterized as interest or principal, are reasonably estimable

2)	Timing of collections, whether characterized as interest or principal, are reasonably estimable

3)	Ultimate collectibility of the acquisition amount and discount are probable.

AFS meets conditions 1 and 3, but not condition 2.

AFS can not reasonably estimate the timing of the collection of the invoices purchased. AFS’s customers are in various industries and many factors influence the timing of when the debtors will pay the invoice AFS has purchased.

AFS will recognize revenue on its non-refundable factoring commissions (Initial Factoring Fee”) using the cost recovery method.

An example of our non-refundable fee (factoring commission “Initial Factoring Fee”)) revenue recognition under the following assumptions would be as follows:

Invoice amount purchased - $10,000
Factor commission (“Initial Factoring Fee”) - 1%
Date Acquired - 7-1-07
Date Collected - 8-20-07

For the month of July 2007 no revenue would be recognized. Our July 2007 balance sheet would consist of the following for this transaction:

Retained Interest in Purchased Accounts Receivable	$10,000
Deferred Factoring Commissions	(100)
Retained Interest in Purchased Accounts Receivable, net	$9,900

For the month of August 2007 our income statement would include the factoring commission for this transaction as follows:

Factoring Commission (“Revenues”)	$100

Our August 31, 2007 balance sheet would include no amounts for this transaction.